SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 3, 2004.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE	FOR IMMEDIATE PUBLICATION

CGI completes aquisition of AMS

Montreal, Quebec, May 3, 2004 — CGI Group Inc. (TSX: GIB.A; NYSE: GIB) (“CGI”) today announced that its wholly-owned subsidiary, CGI Virginia Corporation (“CGI Virginia”) was merged with and into American Management Systems, Incorporated (Nasdaq: AMSY) (“AMS”), resulting in AMS becoming a wholly-owned subsidiary of CGI. The merger was completed, pursuant to the Agreement and Plan of Merger, dated as of March 10, 2004, by and among CGI, CGI Virginia and AMS.

Following the merger, AMS will become a wholly-owned subsidiary of CGI and concurrently the U.S. assets of the Defense and Intelligence Group of AMS will have been purchased by CACI International Inc. (NYSE: CAI).

CGI also announced that, as a result of the merger, all AMS shares that were not validly tendered in the tender offer (except those shares for which appraisal rights under the Delaware General Corporation Law are properly exercised) were converted into the right to receive $19.40 net per share in cash and without interest. Holders of these remaining outstanding AMS shares will receive such payment for their shares upon presentation of appropriate documentation by the holder to Computershare Trust Company of New York, the paying agent for the merger (“Computershare”). Within the next few days, Computershare will mail to these non-tendering stockholders materials to be used to exchange AMS stock certificates for such payment.

Conference Call
On Tuesday, May 4, 2004, CGI will release its second quarter financial results for the quarter ended March 31, 2004. A conference call for the investment community will be held at 9:00 am ET to discuss second quarter results as well as the acquisition of AMS. Participants may access the call by dialing 1-800-387-6216 or though the Internet at www.cgi.com. For those unable to participate on the live call, a Webcast will be archived at www.cgi.com

About CGI
Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annualized revenue run rate is currently CDN$3.7 billion (US$2.7 billion). CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute forward-looking statements. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “guidance”, “run-rate” and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements related to the acceptance for payment of the shares of AMS are forward-looking statements. These statements represent CGI’s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of CGI. Important factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements include among others: the timing, completion and accounting and tax treatment of the acquisition of AMS, the value of the consideration for the acquisition of AMS, production and development opportunities, the conduct of worldwide operations, our ability to realize the anticipated earnings accretion, cost savings, revenue enhancements, operating efficiencies and other benefits from the acquisition of AMS, foreign exchange rate fluctuations and general economic conditions (such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions). For a more comprehensive review of risk factors, please refer to our MD&A contained in our 2003 Annual Report and our 2004 First Quarter Report, both filed with Securities Regulators in Canada and available at www.sedar.com and with the United States Securities and Exchange Commission and available at www.sec.gov. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI
Investor relations

Julie Creed, vice-president, investor relations
(312) 201-4803

Ronald White, director, investor relations
(514) 841-3230

Media relations

Eileen Murphy, director, media relations
(514) 841-3430

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 4, 2004	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary